Western Massachusetts Electric Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months
	Ended
	June 30,	For the Years Ended December 31,
(Thousands of Dollars)	2015	2014	2013	2012	2011	2010
Earnings, as defined:
Net income	$27,439	$57,819	$60,438	$54,503	$43,054	$23,090
Income tax expense	18,807	37,268	37,368	32,140	23,186	16,325
Equity in earnings of regional nuclear generating companies	(4)	(8)	(18)	(11)	(4)	(36)
Dividends received from regional equity investees	-	-	80	-	-	120
Fixed charges, as below	13,811	26,202	26,316	28,162	25,079	23,042
Less: Interest capitalized (including AFUDC)	(495)	(864)	(498)	(534)	(534)	(336)
Total earnings, as defined	$59,558	$120,417	$123,686	$114,260	$90,781	$62,205

Fixed charges, as defined:
Interest on long-term debt (a)	$12,060	$24,245	$23,625	$23,462	$20,023	$17,988
Interest on rate reduction bonds	-	-	177	1,229	2,335	3,372
Other interest	1,052	686	1,049	1,943	1,254	479
Rental interest factor	204	407	967	994	933	867
Interest capitalized (including AFUDC)	495	864	498	534	534	336
Total fixed charges, as defined	$13,811	$26,202	$26,316	$28,162	$25,079	$23,042

Ratio of Earnings to Fixed Charges	4.31	4.60	4.70	4.06	3.62	2.70

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.